

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

Timothy P. Halter
Chief Executive Officer
SMSA Dallas Acquisition Corp.
12890 Hilltop Road
Argyle, TX 76226

> **Re:** **SMSA Dallas Acquisition Corp.**
> **Form 10-12G**
> **Filed April 11, 2011**
> **File No. 000-54345**

Dear Mr. Halter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

Item 1. Description of Business, page 4

2. Please disclose the fact that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

Timothy P. Halter
SMSA Dallas Acquisition Corp.
May 6, 2011
Page 2

Plan of Reorganization, page 4

3. Please revise throughout this section to provide the dates of specific events, such as when HFG was first contacted by the SMS Companies on page 4 and when HFG exercised its option to acquire equity securities in lieu of repayment of the $115,000 administrative claim on page 5.

4. Please revise the second paragraph of this section to clarify that there is no guarantee that shareholders will recover all or a portion of their previous claims even if a business combination is achieved. Please also revise similar disclosure elsewhere in your filing.

Liquidity and Capital Resources, page 11

5. In the first paragraph of this section, you indicate that HFG is obligated to fund your operating expenses until you complete a business combination. However, in Note D to your financial statements, you state that (i) no formal commitments or arrangements to advance or loan funds to the Company or to repay any such advances or loans exist, and (ii) there is no legal obligation for either management or significant stockholders to provide additional future funding. Please revise your disclosures, as necessary, to clarify whether or not HFG is obligated to provide funding.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 13

6. Please revise your disclosure to remove marketing language. For example, we note your disclosure that Mr. Halter has "significant" experience with blank check companies.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 18

7. Please identify each director that is independent under the independence standards applicable to the company or state that you have no independent directors.

Item 9. Market Price of and Dividends on the Registrant's Common Equity, page 18

8. Please revise to clarify that there can be no assurance that you will find a market maker and be quoted on the OTC Bulletin Board and that an active market may not develop even if you are listed on the OTC Bulletin Board.

Balance Sheets, page F-3

9. Please tell us in your response to whom the $4,800 is payable, and how you intend to satisfy such obligation.

Timothy P. Halter
SMSA Dallas Acquisition Corp.
May 6, 2011
Page 3

Statements of Operations and Comprehensive Loss, page F-4

10. Please tell us how you have incurred no expenses during the previous two years. Your response should include how you have performed financial reporting functions while incurring no cost.

11. Please tell us how you have recorded the professional fees associated with the preparation of this document, including the audits of the periods presented.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact at Amy Geddes at (202) 551-3305 or David Humphrey at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Branch Chief - Legal

cc: Richard Goodner
        Facsimile: (817) 488-2453